UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                 Amendment No. 1

                                       to

                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                ----------------

                            Scotsman Industries, Inc.
                            (Name of Subject Company)

                        BERISFORD ACQUISITION CORPORATION
                               WELBILT CORPORATION
                                  BERISFORD PLC
                                    (Bidder)

                     Common Stock, $0.10 Par Value Per Share
                         (Titles of Class of Securities)

                                    809340102
                      (CUSIP Number of Class of Securities)


                               Welbilt Corporation
                               225 High Ridge Road
                               Stamford, CT 06905

                            Telephone: (203) 325-8300
                            Facsimile: (203)325-3422

           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                             -----------------------

                                    Copy to:

                             Dennis J. Block , Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                            Telephone: (212) 504-6000
                            Facsimile: (212) 504-6666

      Berisford Acquisition Corporation ("Purchaser"), a wholly owned subsidiary of Welbilt Corporation ("Parent"), an indirect wholly owned subsidiary of Berisford plc ("Berisford"), hereby amends and supplements its Schedule 14D-1 originally filed on July 9, 1999 (the "Original Filing") with respect to the Offer by Purchaser, to purchase all of the outstanding shares of common stock of Scotsman Industries, Inc., as set forth in the Original Filing. Capitalized terms used herein and not otherwise defined shall have the meaning assigned such terms in the Statement.

Item 10.  ADDITIONAL INFORMATION.

      On July 22, 1999, at an extraordinary general meeting of Berisford's shareholders called for the purpose of approving the acquisition of the Company pursuant to the terms of the Merger Agreement, a majority of Berisford's shareholders approved the acquisition of the Company pursuant to the terms of the Merger Agreement. Consequently, the Berisford Shareholder Condition has been satisfied.

                                    SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1999



                                    BERISFORD ACQUISITION CORPORATION




                                    By:  /s/ Andrew Roake
                                         ---------------------------------------
                                         Name:  Andrew Roake
                                         Title: President and Secretary



                                    WELBILT CORPORATION




                                    By:  /s/ Andrew Roake
                                         ---------------------------------------
                                         Name: Andrew Roake
                                         Title: Chief Executive Officer



                                    BERISFORD PLC




                                    By:  /s/ David W. Williams
                                         ---------------------------------------
                                         Name: David W. Williams
                                         Title: Chief Executive Officer